Filed Pursuant to Rule 253(g)(2)

File No. 024-12455

APTERA MOTORS CORP.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated November 25, 2024 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and related supplements are available here:

https://www.sec.gov/Archives/edgar/data/1786471/000149315224047563/form253g2.htm, here:

https://www.sec.gov/Archives/edgar/data/1786471/000149315225004314/form253g2.htm and here:

https://www.sec.gov/Archives/edgar/data/1786471/000149315225010222/form253g2.htm.

SUPPLEMENT TO OFFERING CIRCULAR DATED NOVEMBER 25, 2024

THIS SUPPLEMENT IS DATED APRIL 10, 2025

Aptera Motors Corp. (the “company”) has recently decided to add perks to its Regulation A Offering. Accordingly, the company’s Offering Circular is supplemented by the following information:

Perks

The company is offering perks at no additional cost to investors based on the amount invested under one subscription agreement that is signed on or after April 10, 2025.

Aptera is offering the following perks, valid only toward the purchase of a Launch Edition vehicle:

●	Vehicle Discount:
Investors who invest $1,000 or more will receive a vehicle discount coupon equal in value to their investment amount, up to a maximum of $10,000.
Example: A $5,000 investment earns a $5,000 discount. A $12,000 investment earns the maximum $10,000 discount.
●	Priority Delivery Waitlist (Limited to First 1,000):
Investors who invest $5,000 or more will be placed on a priority delivery waitlist, beginning after the delivery of vehicles under our previous waitlist the “Accelerator” vehicles. Accelerators may receive priority delivery only if they have an additional vehicle reservation on order and intend to purchase a second Launch Edition vehicle.

Terms & Conditions

●	This promotional discount offer is valid only toward the purchase of a Launch Edition Aptera vehicle.
●	The promotional discount coupon may be used with previous investor perks, and will be applied prior to calculating the discount. The maximum amount of this coupon combined with discounts from prior offerings for a single vehicle that an investor would be $13,600.
●	This promotional offer is non-transferable and limited to one coupon per investor.
●	The discount coupon has no cash value.
●	Only one vehicle discount coupon can be used for the purchase of a single vehicle.
●	Participation in this promotional offer does not constitute a deposit or guarantee delivery of a vehicle.
●	Coupon is subject to eligibility and only valid toward the purchase of one Aptera Launch Edition vehicle.
●	Placement on the priority delivery waitlist is limited to the first 1,000 qualifying investors, in this offering and our concurrent Regulation D offering, based on the time and date the investment is finalized. An investment is considered finalized once the subscription agreement is signed and funds are received into escrow. Any investment not completed will be removed from consideration.

Not all investors who otherwise would be eligible may receive the Priority Delivery Waitlist Perk.

Our Priority Waitlist Perk is only available to the first 1,000 investors eligible for the perk. This limitation is due to logistical constraints regarding production and delivery of vehicles, as we would not be able to provide priority delivery for a greater number of vehicles. As a result, not all investors who would otherwise be eligible to receive this perk through an investment of $5,000 will receive this perk if it has already been claimed by 1,000 other investors.

TAX CONSEQUENCES FOR RECIPIENTS (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO REWARDS AND BONUS ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

THE COMPANY RESERVES THE RIGHT TO DISCONTINUE ANY OF THE PERKS FOR REGULATORY PURPOSES.

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